FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of October, 2005

Commission File Number: 0-29742

                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)

                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                               Form 20-F X        Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.
                                  Yes____      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents which are hereby attached hereto and incorporated by reference herein:

99.1    Press Release: Panorama Software Announces OEM Agreement with Retalix.
        Dated: September 14, 2005.
99.2 Press Release: Retalix Launches Retalix InSync(TM) and Outlines Development Roadmap of Its New Synchronized Application
        Portfolio. Dated: September 19, 2005.
99.3 Press Release: A.S. Watson Retail Group Expands the Deployment of Retalix StoreLine(TM) to 1,500 Stores In Asia.
        Dated: September 19, 2005.
99.4 Press Release: Retalix and Dot Foods Partner to Offer Distributors Seamless Integration. Dated: September 21, 2005.
99.5 Press Release: Retalix and Pay By Touch to Deliver Biometric Payment Integration for Grocery Retailers. Dated: September 21, 2005.
99.6    Press Release: Retalix Announces General Meeting of Shareholders.
        Dated: October 10, 2005.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            Retalix Limited
                                            (Registrant)

       Date: October 11, 2005               By:  /s/ Guy Geri
                                                 ----------------------
                                                 Guy Geri, Controller



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                                  EXHIBIT INDEX

Exhibit Number                Description of Exhibit

99.1   Press Release: Panorama Software Announces OEM Agreement with Retalix.
       Dated: September 14, 2005.
99.2 Press Release: Retalix Launches Retalix InSync(TM) and Outlines Development Roadmap of Its New Synchronized Application
       Portfolio.  Dated: September 19, 2005.
99.3 Press Release: A.S. Watson Retail Group Expands the Deployment of Retalix StoreLine(TM) to 1,500 Stores In Asia.
       Dated: September 19, 2005.
99.4 Press Release: Retalix and Dot Foods Partner to Offer Distributors Seamless Integration. Dated: September 21, 2005.
99.5 Press Release: Retalix and Pay By Touch to Deliver Biometric Payment Integration for Grocery Retailers. Dated: September 21, 2005.
99.6   Press Release: Retalix Announces General Meeting of Shareholders.
       Dated: October 10, 2005.